UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TSR, Inc.

(Name of issuer)

Common Stock

(Title of class of securities)

872885-10-8

(CUSIP number)

Steven A. Fishman Proskauer Rose LLP 1585 Broadway New York, New York 10036 (212) 969-3025

(Name, address and telephone number of person authorized to receive notices and communications)

December 17, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 872885-10-8
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) Joseph F. Hughes
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions)
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 146,984
	8.	Shared voting power 771,849
	9.	Sole dispositive power 146,984
	10.	Shared dispositive power 771,849
11	Aggregate amount beneficially owned by each reporting person 918,833
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 45.5%
14.	Type of reporting person (see instructions) IN, HC

CUSIP No. 872885-10-8
1.	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only) JW Hughes Family, LLC 90-0640274
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power
	8.	Shared voting power 771,849
	9.	Sole dispositive power
	10.	Shared dispositive power 771,849
11	Aggregate amount beneficially owned by each reporting person 771,849
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 38.2%
14.	Type of reporting person (see instructions) OO

This Amendment No.2 to Schedule 13D, which is filed pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), amends and supplements the original Schedule 13D, dated May 28, 1996 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, dated January 30, 1998, which were filed with the Securities and Exchange Commission on behalf of Joseph F. Hughes (“Mr. Hughes”) with respect to the ownership of common stock, $0.01 par value, of TSR, Inc., a Delaware corporation (“Common Stock”), and adds JW Hughes Family LLC (the “Family LLC”) as a reporting person and a member of the “group” with Mr. Hughes. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by adding the following:

The Family LLC is a Delaware limited liability company. Mr. Hughes is the manager, and he and his spouse are the sole members, of the Family LLC. The Family LLC was formed, and exists, solely to acquire and hold shares of the Common Stock contributed by Mr. Hughes and his wife, Winnifred Hughes. The address of the Family LLC is 400 Oser Avenue, Hauppauge, New York 11788. During the last five years, the Family LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Family LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As discussed in Item 4, the Family LLC acquired shares of the Common Stock contributed by Mr. Hughes and Winnifred Hughes in exchange for ownership interests in the Family LLC.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On December 17, 2010, Mr. Hughes transferred 637,185 shares of Common Stock to the Family LLC in exchange for 637,185 units in the Family LLC and Winnifred Hughes transferred 134,664 shares of Common Stock to the Family LLC in exchange for 134,664 units in the Family LLC. Mr. Hughes is the manager of the Family LLC and exercises management control over the Family LLC. Mr. Hughes and his spouse are the sole members of the Family LLC. The members of the Family LLC may, from time to time, transfer interests in the Family LLC for estate planning purposes.

All shares of Common Stock owned by Mr. Hughes were acquired for personal investment purposes. As a director, President, Chief Executive Officer and Chairman of TSR Inc., Mr. Hughes regularly exercises management control over TSR Inc.

Other than as described in this Schedule 13D, neither Mr. Hughes nor the Family LLC has any present plan or proposal which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) After giving effect to a 1:2 reverse stock split effective as of November 29, 2010, the aggregate number of shares of Common Stock which Mr. Hughes is considered the beneficial owner for purposes of Section 13(d) of the Exchange Act is 918,833, of which 637,185 are held by the Family LLC, representing 45.5% of the total amount of outstanding shares of Common Stock of 2,019,091.

(b) Mr. Hughes has the sole power to vote and sole power to dispose of 146,984 shares of Common Stock. Mr. Hughes and the Family LLC have shared power to vote and shared power to dispose of 771,849 shares of Common Stock. Mr. Hughes disclaims beneficial ownership of Common Stock held by the Family LLC except to the extent of his pecuniary interest therein. Winifred Hughes, Mr. Hughes’ wife, has sole power to vote and sole power to dispose of 800 shares of Common Stock and the pecuniary interest in 134,664 shares of Common Stock owned by the Family LLC. Mr. Hughes disclaims beneficial ownership of said shares of Common Stock which are beneficially owned by Winnifred Hughes.

(c) Each purchase or sale of shares of Common Stock by Mr. Hughes during the past sixty days is presented below:

Date	Number of Shares	Price Per Share

12/17/10	637,185	$0

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the relationship between Mr. Hughes and the Family LLC, as described in Items 2, 4 and 5, Mr. Hughes and the Family LLC may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, Mr. Hughes and the Family LLC each expressly disclaim beneficial ownership of any of the shares of Common Stock and the filing of this statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that either Mr. Hughes or the Family LLC is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2010	/s/ Joseph F. Hughes
Joseph F. Hughes

JW HUGHES FAMILY LLC

/s/ Joseph F. Hughes
Name: Joseph F. Hughes
Title: Manager